Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

February 28, 2020

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 321, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 322, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the CIBC Atlas Equity Income Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by CIBC Private Wealth Advisors, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please provide the fee table and expense example that will be included in the prospectus.

Response. The following fee table and expense example will be included in the prospectus:

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

February 28, 2020

	Institutional Class Shares		Investor Class Shares
Management Fees		0.80%		0.80%
Distribution (12b-1) Fees		None		0.25%
Other Expenses		0.30%		0.40%
Shareholder Servicing Fees	None		0.10%
Previously Waived Fees and/or Reimbursed Expenses Recovered[1]	0.15%		0.15%
Other Operating Expenses	0.15%		0.15%
Total Annual Fund Operating Expenses		1.10%		1.45%

[1]	CIBC Private Wealth Advisors, Inc. (the “Adviser”) has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding 12b-1 Fees, Shareholder Servicing Fees, interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.10% of the Fund’s average daily net assets until February 28, 2021. In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its or Geneva Advisors, LLC’s (the “Predecessor Adviser”) prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This Agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund (the “Trust”), for any reason at any time, or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on February 28, 2021.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class Shares	$112	$350	$606	$1,340
Investor Class Shares	$148	$459	$792	$1,735

Alison White, Esq.

February 28, 2020

2.	Comment. The Fund allocated approximately 18.1% and 20.0% of its total investments to the financials and information technology sectors, respectively, during the fiscal year ended October 31, 2019. Please consider adding disclosure to the “Principal Investment Strategies” and “Principal Risks” sections regarding the Fund’s investments in the financials and information technology sectors.

Response. The requested disclosure has been added to the prospectus.

3.	Comment. In the “Principal Investment Strategies” section, please confirm that the Fund will count only those convertible securities that are “immediately” convertible into equity securities toward satisfying the Fund’s 80% investment policy.

Response. The Adviser confirms that the Fund will count only those convertible securities that are “immediately” convertible into equity securities toward satisfying the Fund’s 80% investment policy.

4.	Comment. Please add “Current Income Tax Expense” and “Deferred Income Tax Expense” line items to the fee table or confirm that such expenses are reflected in the Fund’s “Other Operating Expenses” line item.

Response. The requested change has not been made because the Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended and, as such, does not pay any income tax.

5.	Comment. In the “Principal Investment Strategies” section, please add disclosure describing the Fund’s “growth style” of investing that is referenced in the Investment Style Risk discussion in the “Principal Risks” section.

Response. The requested change has been made.

6.	Comment. In the “Principal Risks” section, in connection with the Fund’s investments in MLPs, please disclose the risks of investing in companies in the energy industry.

Response. The requested change has been made.

7.	Comment. In the “Redemptions In-Kind” section, please consider disclosing whether in-kind redemptions will be pro-rata slices of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio.

Response. The Trust believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, disclosing that the Fund will utilize one particular method over another to redeem shareholders in-kind may not be accurate because whether a particular in-kind redemption will be facilitated by the Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Trust respectfully declines to add additional disclosure at this time.

Alison White, Esq.

February 28, 2020

8.	Comment. Please explain supplementally why the Investor Class Shares of the Fund are currently not available for purchase.

Response. Investor Class Shares of the Fund are currently not available for purchase due to lack of investor demand.

Comments on the Statement of Additional Information

9.	Comment. In the “Investment Limitations” section:

a. Please revise the fundamental investment policy on concentration to clarify that private activity bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) will be counted by the Fund as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

Response. The Trust is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. The Trust is also unaware of any support for this interpretation in the historical views of the SEC Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977), which discuss industrial development bonds and securities with interest paid from the revenues of a project, but do not exclude such instruments from the view that “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Trust, therefore, respectfully declines to make the requested change.

b. Please revise the fundamental policy on concentration to clarify that the Fund will consider the portfolio holdings of underlying funds in which it invests for purposes of complying with the Fund’s concentration policy.

Response. The Trust is not aware of any published SEC guidance or legal requirement to consider the portfolio holdings of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Trust also notes that the Adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment and that the Adviser does not currently intend to invest the Fund’s assets in another Fund to which it serves as investment adviser. Further, changing the fundamental policy of the Fund, which has commenced investment operations, would require shareholder approval. Accordingly, the Trust respectfully declines to make the requested change.

10.	Comment. In the “Non-Fundamental Policies” section, please consider whether the Fund’s 80% investment policy should be included in the list of non-fundamental policies.

Alison White, Esq.

February 28, 2020

Response. The Trust has considered the comment and respectfully declines to make any changes. Rule 35d-1 of the 1940 Act requires a fund either to (i) adopt a fundamental policy that requires shareholder approval to change its 80% investment policy, or (ii) adopt a policy to provide the fund’s shareholders with at least 60 days’ prior notice of any change to its 80% investment policy. As disclosed in the Fund’s prospectus, the Fund will provide its shareholders with 60 days’ prior notice of any change to its 80% policy. Accordingly, the Trust believes that the Fund has satisfied the requirements of Rule 35d-1 and does not believe that any additional disclosure or further action is required by Rule 35d-1 or by Form N-1A.

11.	Comment. We note that the “Taxes” section indicates that shareholders of the Fund may receive a corrected Form 1099 in connection with the Fund’s investments in MLPs. Please consider adding corresponding disclosure to the “Taxes” section of the prospectus.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Sincerely,

/s/ Brian T. London

Brian T. London